

March 18, 2020

Ian Cameron
Chief Financial Officer
METHANEX CORP
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
Canada V6C 3M1

> **Re: METHANEX CORP**
> **Form 40-F for Fiscal Year Ended December 31, 2018**
> **Filed March 12, 2019**
> **File No. 000-20115**
> **Response Dated March 13, 2020**

Dear Mr. Cameron:

     We have reviewed your March 13, 2020 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2018

2. Significant accounting policies
n) Revenue Recognition, page 56

1.   Based on the information provided in your correspondence dated December 3, 2019 and January 21, 2020 and a telephone conversation on February 19, 2020, we believe your conclusion that you are acting as an agent for the sale of Atlas' methanol and the resulting recognition of revenue on a net basis is inconsistent with the guidance in IFRS 15.33 and IFRS 15.B37. In this regard, we believe you obtain control of the methanol produced at the Atlas facility before that methanol is transferred to the customer. Please restate your financial statements to recognize revenue for the sale of the methanol produced by Atlas on a gross basis. Please also reconsider management's assessment of the effectiveness of internal controls over financial reporting and disclosure controls and procedures in light of the restatement.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Terence

O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kevin Price